                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            --------------------

                                AMENDMENT NO. 2
                               (Final Amendment)

                                       to

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                            --------------------

                                   ERO, INC.
                           (Name of Subject Company)

                            --------------------

                              HC ACQUISITION CORP.
                              HEDSTROM CORPORATION
                                   (Bidders)

                            --------------------

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                            --------------------

                            268911104 (Common Stock)
                     (CUSIP number of Class of Securities)

                                 Alan B. Menkes
                     Hicks, Muse, Tate & Furst Incorporated
                    1325 Avenue of the Americas, 25th Floor
                            New York, New York 10019
          (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Bidders)

                            --------------------

                                    Copy to:
                               Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153

                            --------------------

                                 April 10, 1997
       (Date of Event which Required Filing of Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

================================================================================
        TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           $122,600,000                                      $24,520
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 10,274,300 shares of common stock, $.01 par value per share (the "Shares"), at a per Share purchase price of $11.25 and the cancellation of and settlement with respect to options to purchase 1,458,000 Shares. Such numbers of Shares and options represent all of the Shares and options outstanding as of April 10, 1997.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $24,520                  Filing Party:    HC Acquisition Corp. and
Form or Registration No.:  Schedule 14D-1 and                        Hedstrom Corporation
                           Schedule 13D             Date Filed:      April 17, 1997

                              Page 1 of 7 Pages
                       Exhibit Index is located on Page 5

-------------------                                            -----------------
CUSIP NO. 268911104                 14D-1                      Page 2 of 7 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
 1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        Hedstrom Corporation

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
 3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS
 4      BK, AF, OO

--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(e) or 2(f).                                                   [ ]



--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 7      PERSON 1,000*


--------------------------------------------------------------------------------
 8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]



--------------------------------------------------------------------------------
 9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                      100%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
10                    CO
--------------------------------------------------------------------------------


* On June 12, 1997, Hedstrom Corporation owned all of the issued and outstanding shares of common stock, par value $.01 per share, of HC Acquisition Corp. As a result of the consummation by HC Acquisition Corp. on June 12, 1997 of the tender offer to which this Statement relates, HC Acquisition Corp. became the direct beneficial owner of 10,834,922 shares of the common stock, par value $.01 per share, of ERO, Inc. (the "Shares"). Pursuant to a second stage merger of HC Acquisition Corp. with and into ERO, Inc. on the same day (in connection with which merger ERO, Inc.'s certificate of incorporation was amended and restated to, among other things, provide for an equity capital structure including 1,000 shares of common stock, par value $.01 per share (the "New Shares")), each Share held by a person other than Hedstrom Corporation was converted into the right to receive $11.25 in cash, and Hedstrom Corporation became the direct beneficial owner of all of the New Shares.

                                  TENDER OFFER

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed on April 17, 1997 by HC Acquisition Corp., a Delaware corporation ("Purchaser"), and Hedstrom Corporation, a Delaware corporation ("Parent"), as amended by Amendment No. 1 filed on June 3, 1997 (as amended, the "Statement"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of ERO, Inc., a Delaware corporation (the "Company"), at $11.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

ITEM 6. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

         The response to Item 6 is amended and supplemented by the addition of the following:

         The Offer was extended from 12:00 midnight, New York City time, on Wednesday, June 11, 1997, to 12:00 noon, New York City time, on Thursday, June 12, 1997, at which time the Offer expired. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser was informed by the Depositary that 10,834,922 Shares (approximately 99.3% of the issued and outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer, including 4,662 Shares tendered pursuant to the procedures for guaranteed delivery.

                 On June 12, 1997, subsequent to the consummation of the Offer, a merger of the Purchaser with and into the Company (the "Merger") pursuant to Section 253 of the General Corporation Law of the State of Delaware became effective. The Company was the surviving corporation in the Merger. The Merger was the second and final step in the acquisition by Parent of the Company pursuant to the Agreement and Plan of Merger, dated as of April 10, 1996, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The first step was the consummation of the Offer. Pursuant to the Merger Agreement, each Share outstanding immediately prior to the effective time of the Merger (excluding Shares owned, directly or indirectly, by the Company or by Parent, Purchaser or any other subsidiary of Parent and Shares held by persons exercising dissenter's rights) was converted into the right to receive $11.25 per Share in cash. As a result of the Merger, the Company is now a wholly owned subsidiary of Parent.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(10) Text of Press Release dated June 12, 1997.

         (a)(11) Text of Press Release dated June 12, 1997.






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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1997

                                        HEDSTROM CORPORATION



                                        By: /s/ Andrew S. Rosen
                                           -------------------------------
                                            Title: Vice President

                                 EXHIBIT INDEX


Exhibit

(a)(10)  Text of Press Release dated June 12, 1997.

(a)(11)  Text of Press Release dated June 12, 1997.